EXHIBIT 99.1

[Nielsen Media Research Logo]	Elizabeth S. Corbett New Media Services 375 Patricia Ave. Dunedin, FL 34698

t: 727.738-3201 f: 727.738-3680

June 9, 2004

Mr. Mike Quinn Premier Retail Networks 600 Harrison Street 4th Floor San Francisco, CA 94107	Sent via e mail mike_quinn@prn.com

Dear Mike:

Per your request, Nielsen Media Research has given you official consent to use the Nielsen statements specified below in your SEC filing.

The first statement has been modified from the original in two ways. First, the wording was changed per SEC request in an attempt to clarify the meaning. If you feel that the wording still needs work, please let us know. Second, the percentage of brand recall was changed from 66.4%, which is the correct percentage among viewers 12 +, to 66.8%, which is the correct percentage among viewers 10+.

You have our consent to use the second statement without change. The new approved statements are:

Nielsen Statement 1

In a March 2002 custom study of a major US retailer, Nielsen Media Research, Inc. reported average brand recall of 66.8% for persons 10+ who watched/listened to the network. This is the total of unaided plus aided recall and is a modeled estimate.

Nielsen Statement 2

In a Nielsen Media Research custom study of a major US retailer in March 2002, more than three quarters of viewers 10 years and older who completed the survey agreed to each of the following statements regarding PRN’s programming and advertising.

Statement	% of Viewers Agreeing
It’s a good thing for [retailer] to offer its customers	86%
It’s informative	81%
It provides relevant advertising about products sold in this store	77%

We are also attaching copies of the Executive Summary from this study that reference the same information quoted in the two statements. Since the statements were developed at a later time and without reference to the Executive Summary, we found that we had chosen to use information in the SEC filing that was not part of the Executive Summary. We have therefore prepared an updated Executive Summary that has been expanded to include the information in the SEC filing. In order to include the information in statement one, we added a line to the Executive Summary that gave the average percentage for both unaided and total advertising awareness. In order to include the information in statement two, we added three lines to the Executive Summary that give the percentage of viewers who agreed with the statements among viewers 10 years and older.

Please return any copies of the original Executive Summary that you may have left. We will destroy these after we receive them. In the meantime we will provide you with 25 copies of the expanded Executive Summary for your files and possible distribution.

I will be out of the office on business for the next few weeks. If you need further assistance in this matter, please contact Patsy Voigtmann.

Cordially,

/s/ Beth Corbett

Attachments: Original and Expanded Executive Summary (pdf versions—bound hard copy to follow via overnight on Thursday night for Friday delivery)

cc:	Dary Passarello; Patsy Voigtmann; Paul Lindstrom

2